SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant of Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 10, 2004

AVECIA GROUP plc

(Translation of Registrant’s Name Into English)

P.O. Box 42
Hexagon House
Blackley, Manchester
M9 8ZS
England

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F              Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes              NO

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-________________)

Enclosure: Second Quarter Results 2004.

Back to Contents

Avecia Group plc

Financial Statements – June 30, 2004

TABLE OF CONTENTS

Item 1.           Financial Statements

Consolidated Profit and Loss Accounts for the three months and six months ended June 30, 2004 (unaudited), and for the three months and six months ended June 30, 2003 (unaudited).

Consolidated Balance Sheets as at June 30, 2004 (unaudited) and as at June 30, 2003 (unaudited).

Consolidated Cash Flow Statements for the three months and six months ended June 30, 2004 (unaudited) and for the three months and six months ended June 30, 2003 (unaudited).

Notes to the Financial Statements

Item 2.           Operating and Financial Review

Back to Contents

Avecia Group plc

Unaudited Interim Consolidated Profit and Loss Accounts

	Note	Financial Statements		Financial Statements
		For the 6 months ended June 30, 2004	For the 3 months ended June 30, 2004	For the 6 months ended June 30, 2003 Restated	For the 3 months ended June 30, 2003 Restated

		£ million	£ million	£ million	£ million

Turnover, including share of joint ventures		218.2	101.0	271.2	132.5
Less: share of joint ventures’ turnover		(4.7)	(2.2)	(6.9)	(3.3)

Group turnover	3	213.5	98.8	264.3	129.2

Operating costs		(222.8)	(104.6)	(306.0)	(174.7)
Exceptional operating costs	5	(18.0)	(18.0)	—	—
Other operating income		4.5	3.0	1.8	1.2

Group operating loss	3	(22.8)	(20.8)	(39.9)	(44.3)

Share of operating profit of joint ventures		0.6	—	1.0	0.5

Exceptional items	6	86.3	57.3	0.1	—

Profit / (loss) on ordinary activities before interest and taxation		64.1	36.5	(38.8)	(43.8)

Interest received		0.7	0.3	0.5	—
Interest paid	4	(19.2)	(13.6)	(19.7)	3.5
Other finance costs		(1.0)	(0.5)	(1.2)	(0.6)

Profit / (loss) on ordinary activities before taxation		44.6	22.7	(59.2)	(40.9)

Taxation on profit / (loss) on ordinary activities		(1.4)	(0.9)	(1.3)	(0.9)

Profit / (loss) on ordinary activities after taxation		43.2	21.8	(60.5)	(41.8)

Attributable to minority interests		(3.2)	(1.6)	(3.1)	(1.5)

Net profit / (loss) for the period		40.0	20.2	(63.6)	(43.3)

Prior period has been restated to reflect the adoption of FRS17.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Back to Contents

Avecia Group plc

Unaudited Interim Consolidated Balanced Sheet

	Note	Consolidated Balance Sheet as at June 30, 2004	Consolidated Balance Sheet as at June 30, 2003 Restated

		£ million	£ million
Fixed assets
Tangible fixed assets		227.0	316.3
Intangible assets		225.2	305.5
Investments in joint ventures:
Goodwill on joint ventures		8.4	10.6
Share of gross assets		10.7	12.1
Share of gross liabilities		(1.4)	(1.7)

		17.7	21.0

Total fixed assets		469.9	642.8

Current assets
Stocks		55.2	83.7
Debtors		97.1	108.1
Investments	7	8.2	—
Cash and cash equivalents		26.2	2.3

Total current assets		186.7	194.1

Total assets		656.6	836.9

Current liabilities
External loans due within less than one year	8	(8.0)	(31.0)
Other creditors		(83.6)	(96.9)

Total current liabilities		(91.6)	(127.9)

Net current assets		95.1	66.2

External loans due within more than one year	8	(358.5)	(510.0)
Provisions for liabilities and charges		(22.0)	(9.4)
Other creditors due within more than one year		(7.9)	(9.5)

Net assets excluding pension liability		176.6	180.1

Pension liability		(97.6)	(108.4)

Net assets including pension liability		79.0	71.7

Shareholders’ equity		38.8	35.0
PIK		40.2	36.7

Total		79.0	71.7

Prior period has been restated to reflect the adoption of FRS17.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Back to Contents

Avecia Group plc

Unaudited Interim Consolidated Cash Flow Statements

	Consolidated Cash Flow		Consolidated Cash Flow
	For the 6 months ended June 30, 2004	For the 3 months ended June 30, 2004	For the 6 months ended June 30, 2003	For the 3 months ended June 30, 2003

	£ million	£ million	£ million	£ million
Operating deficit before interest	(22.8)	(20.8)	(39.9)	(44.3)
Depreciation and amortization	26.9	13.0	73.0	56.5

Decrease / (increase) in inventories	(2.3)	1.8	(1.0)	0.1
Decrease / (increase) in trade receivables and other assets	(20.6)	2.9	4.5	21.7
Increase / (decrease) in accounts payable, accrued expenses and trade provisions	3.7	1.7	(7.4)	(3.9)

Other cash and non-cash movements	15.1	15.5	2.6	2.5

Net cash inflow from operating activities	—	14.1	31.8	32.6

Returns on investments and servicing of finance
Dividends received from associates	1.2	1.2	1.1	1.1
Interest received	1.0	0.6	0.5	—
Interest paid	(21.4)	(1.5)	(24.7)	(5.3)

Net cash (outflow) / inflow from returns on investment and servicing of finance	(19.2)	0.3	(23.1)	(4.2)

Taxation	(0.1)	(0.3)	—	0.3

Capital expenditure and financial investments
Cash expenditure on fixed assets	(12.3)	(6.0)	(24.9)	(14.2)
Disposals of fixed assets	4.7	4.8	0.2	0.2

Net cash (outflow) from capital expenditure and financial investments	(7.6)	(1.2)	(24.7)	(14.0)

Acquisitions and disposals
Payments in respect of acquisitions	—	—	(1.9)	—
Disposals of other investments	170.8	100.4	20.5	(0.6)
Net cash disposed of	(0.2)	(0.2)	—	—

Net cash (outflow) / inflow from acquisitions and disposals	170.6	100.2	18.6	(0.6)

Back to Contents
Avecia Group plc

Unaudited Interim Consolidated Cash Flow Statements
	Consolidated Cash Flow		Consolidated Cash Flow
	For the 6 months ended June 30, 2004	For the 3 months ended June 30, 2004	For the 6 months ended June 30, 2003	For the 3 months ended June 30, 2003

	£ million	£ million	£ million	£ million
Financing
Repayment of finance lease capital	(0.4)	(0.2)	(0.5)	(0.3)
External loans (repaid)	(125.0)	(88.3)	(16.0)	(10.6)

Net cash (outflow) from financing	(125.4)	(88.5)	(16.5)	(10.9)

Net increase / (decrease) in cash	18.3	24.6	(13.9)	3.2

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Back to Contents
Avecia Group plc

Notes to the unaudited interim consolidated financial statements

1.      Basis of preparation

The unaudited interim combined and consolidated financial statements have been prepared in accordance with the basis of preparation and accounting policies adopted in the combined financial statements set out in the Form 20-F for the period ended December 31, 2003.

The information contained in the following notes to the unaudited interim consolidated financial statements is condensed from that which would appear in the annual consolidated financial statements; accordingly the unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements set out in the Form 20-F for the period ended December 31, 2003.

The interim consolidated financial statements included herein are unaudited. They include all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly the financial position of Avecia Group plc as at June 30, 2004 and June 30, 2003 and the results of operations and cash flows for the three and six months ended June 30, 2004 and June 30, 2003. Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

2.      Accounting policies

Basis of accounting
The financial statements are prepared under the historical cost convention and in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP). These accounting principles differ in certain significant respects from United States Generally Accepted Accounting Principles (US GAAP).

Goodwill
On the acquisition of a business, fair values are attributed to the net assets acquired. Purchased goodwill, representing the excess of the fair value of the consideration given over the fair value of the separable net assets acquired, is capitalized and is amortized to nil by equal annual instalments over its estimated useful life.

Goodwill arising on the acquisition of the Specialty Chemicals division of AstraZeneca plc is being amortized over 15 years. Goodwill arising on subsequent acquisitions is also being amortized over 15 years.

On the subsequent disposal or termination of a business acquired, the profit or loss on disposal or termination is calculated after charging/crediting the unamortized amount of any related goodwill/negative goodwill.

Goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the full carrying amount may not be recoverable.

Back to Contents
Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Investments
A joint venture is an entity in which an interest is held on a long term basis and which is jointly controlled with one or more other venturers under a contractual agreement. The share of the profits and losses of all significant joint ventures is included in the consolidated profit and loss account using the equity accounting method. The holding value of significant joint ventures in the balance sheet is calculated by reference to equity in the net assets of such joint ventures, as shown by the most recent accounts available, adjusted where appropriate.

Holdings of shares in third parties where not held for the long term are classified as current asset investments and are valued at the lower of cost or net realisable value.

Depreciation and amortization
The book value of each tangible fixed asset is written off evenly over its estimated remaining life. Reviews are made periodically of the estimated remaining lives of individual productive assets, taking account of commercial and technological obsolescence as well as normal wear and tear. Under this policy it becomes impracticable to calculate average asset lives exactly. However, the total lives approximate to 15 years for buildings and 10 years for plant and equipment. Depreciation of assets qualifying for grants is calculated on their full cost. Intangible assets acquired, including patents and intellectual property rights, are capitalized and amortized on a straight line basis over their estimated useful lives (not exceeding 20 years). If related products fail, the remaining unamortized amounts are immediately written off to revenue expense. Internally developed intangible assets are not capitalized.

Impairment of long-lived assets
Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such an asset to future net cash flows expected to be generated by them. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed their fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

Environmental liabilities
The business is exposed to environmental liabilities relating to operations, principally in respect of soil and groundwater remediation costs. Provisions for these costs are made when expenditure on remedial work is probable and the cost can be estimated within a reasonable range of possible outcomes.

Foreign currencies
Profit and loss accounts in foreign currencies are translated into sterling at average rates for the relevant accounting periods. Assets and liabilities are translated at rates prevailing at the balance sheet date.

Exchange differences on short-term foreign currency borrowings and deposits are included within net interest payable. Exchange differences on all other transactions, except relevant foreign currency loans, are taken to operating profit. In the consolidated financial statements exchange differences arising from the translation of the net investments of overseas subsidiaries, joint ventures and associates are taken directly to reserves. Differences on relevant foreign currency loans, together with related tax, are taken to reserves via the statement of total recognized gains and losses and offset against the differences on net investments, as they are considered to be a hedge against movements on the net investments.

Back to Contents
Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Government grants
Government grants made as a contribution towards revenue expenditure, or for an objective with an associated revenue cost (such as job creation) are included on the balance sheet as deferred income and released to the profit and loss account in line with the costs being incurred.

Capital based government grants are included within accruals and deferred income in the balance sheet and credited to operating profit over the estimated useful economic lives of the assets to which they relate.

Where grants comprise both capital and revenue elements, these elements are split out on a reasonable basis and each element is treated as described above.

Leases
Assets held under finance leases are capitalized and included in tangible fixed assets. Each asset is depreciated over the shorter of the lease term or its useful life. The obligations related to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within, or creditors due after, one year. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Post-retirement benefits
Avecia operates both Defined Benefit and Defined Contribution schemes. The assets of the pension schemes are held separately from those of the Group. In the case of defined benefit schemes, assets are measured using market values. Liabilities are measured using a projected unit method and discounted at the current rate of return of a high quality corporate bond of equivalent term and currency. Costs and liabilities are assessed in accordance with the advice of independent qualified actuaries. The pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full. The movement in the scheme surplus/deficit is split between operating charges, finance items and, in the statement of total recognised gains and losses, actuarial gains and losses. In the case of Defined Contribution schemes, the amount charged to the profit and loss account represents the contributions payable to the scheme in the period.

Research and development and advertising expenditure
Research and development and advertising expenditure is charged to the profit and loss account in the period in which it is incurred.

Stocks valuation
Stocks are stated at the lower of cost and net realisable value. The first in, first out or an average method of valuation is used. In determining cost, depreciation is included but selling expenses and certain overhead expenses (principally central administration costs) are excluded. Net realisable value is determined as selling price less costs of disposal.

Taxation
The charge for taxation is based on the profits for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and for accounting purposes. Deferred tax assets are recognized to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there would be suitable profits from which the future reversal of the underlying timing differences can be deducted.

Back to Contents
Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Turnover and revenue recognition
The company generates revenue through sales of specialty chemicals in the open market, through raw material conversion and supply and development contracts. Turnover excludes inter-segment turnover and value added taxes.

Revenue is recognized when services have been rendered and significant risks and rewards in respect of ownership of the products are passed to the customer. Where multiple-element sales arrangements exist, this entails the company recognizing revenue on individual contract elements for work performed or services rendered during the period.

Cash and liquid resources
Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Liquid resources are current asset investments which are disposable without curtailing or disrupting the business and are either readily convertible into known amounts of cash at or close to their carrying values or traded in an active market. Liquid resources comprise term deposits of less than one year (other than cash), government securities and investments in money market managed funds.

Financial instruments
Financial instruments are used to hedge exposures to fluctuations in interest and foreign exchange rates. Instruments accounted for as hedges are structured so as to reduce the market risk associated with the underlying transaction being hedged and are designated as a hedge at the inception of the contract. Receipts and payments on interest rate instruments are recognized on an accrual basis over the lives of the instruments. Gains and losses on contracts hedging forecast transaction cash flows are recognized in the same hedged periods. Cash flows associated with derivative financial instruments are classified in the cash flow statement in a manner consistent with those of the transactions being hedged. Finance costs associated with debt issuances are netted against the carrying value of the related debt and charged to the profit and loss account over the lives of the issue. If the underlying transaction to a hedge ceases to exist, the hedge is terminated and the profits and losses on termination are recognized in the profit and loss account immediately.

If the hedge transaction is terminated, the profits and losses on termination are held on the balance sheet and amortized over the life of the original underlying transaction.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Back to Contents

Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

3.      Segmental information

Classes of business:

The following tables analyse sales, operating profit, depreciation and amortization by business segment.

	Consolidated Financial Statements for the 6 months ended June 30, 2004	Consolidated Financial Statements for the 3 months ended June 30, 2004	Consolidated Financial Statements for the 6 months ended June 30, 2003	Consolidated Financial Statements for the 3 months ended June 30, 2003

	£ million	£ million	£ million	£ million
Sales
Electronic Materials	26.7	14.8	29.2	15.8
Biotechnology	24.7	12.8	11.3	5.4
Chemicals	39.7	19.5	61.4	24.6
NeoResins	93.9	48.5	90.3	46.7
Other	2.4	1.7	—	—

	187.4	97.3	192.2	92.5
Discontinued businesses	26.1	1.5	72.1	36.7

	213.5	98.8	264.3	129.2

Operating profit / (loss)
Electronic Materials	(0.1)	—	0.6	1.1
Biotechnology	(3.9)	(0.4)	(12.4)	(5.8)
Chemicals	(5.1)	(3.2)	(27.3)	(31.2)
NeoResins	15.5	8.6	14.4	6.9
Other	(15.7)	(7.1)	(30.6)	(23.0)
Restructuring Charge	(18.0)	(18.0)	—	—

	(27.3)	(20.1)	(55.3)	(52.0)
Discontinued businesses	4.5	(0.7)	15.4	7.7

	(22.8)	(20.8)	(39.9)	(44.3)

Depreciation and Amortization
Electronic Materials	3.3	1.6	3.2	1.6
Biotechnology	1.9	0.9	1.7	0.9
Chemicals	3.5	1.8	34.2	30.7
NeoResins	2.9	1.4	3.2	1.6
Other:
Goodwill amortization	13.6	6.4	28.0	20.3
Depreciation	0.9	0.9	0.2	0.2

	26.1	13.0	70.5	55.3
Discontinued businesses	0.8	—	2.5	1.2

	26.9	13.0	73.0	56.5

Back to Contents

Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

Geographic areas:

The table below shows information by geographic area in which turnover and profits are generated. An analysis of turnover by customer location is also given.

	Consolidated Financial Statements for the 6 months to June 30, 2004	Consolidated Financial Statements for the 3 months to June 30, 2004	Consolidated Financial Statements for the 6 months to June 30, 2003	Consolidated Financial Statements for the 3 months to June 30, 2003

	£ million	£ million	£ million	£ million
Turnover by customer location
United Kingdom	23.9	11.4	31.6	8.8
Continental Europe	86.7	40.5	92.0	47.4
The Americas	74.2	32.6	101.9	51.4
Asia, Africa and Australasia	28.7	14.3	38.8	21.6

Total	213.5	98.8	264.3	129.2

Turnover by supplier location
United Kingdom	57.1	25.1	75.4	30.6
Continental Europe	69.6	35.3	66.1	34.0
The Americas	69.0	30.2	101.1	52.7
Asia, Africa and Australasia	17.8	8.2	21.7	11.9

Total	213.5	98.8	264.3	129.2

Operating Profit / (Loss)
United Kingdom	(22.7)	(23.1)	(17.6)	(28.3)
Continental Europe	(3.2)	(12.8)	(17.9)	(15.7)
The Americas	2.4	15.1	(5.0)	(0.6)
Asia, Africa and Australasia	0.7	—	0.6	0.3

Total	(22.8)	(20.8)	(39.9)	(44.3)

4.      Interest Paid

	Consolidated Financial Statements for the 6 months to June 30, 2004	Consolidated Financial Statements for the 3 months to June 30, 2004	Consolidated Financial Statements for the 6 months to June 30, 2003	Consolidated Financial Statements for the 3 months to June 30, 2003

	£ million	£ million	£ million	£ million

External interest paid	24.5	12.8	26.6	13.4
Revaluation (credited) to interest	(10.5)	(2.8)	(9.3)	(18.1)
Fee amortization	5.2	3.6	2.4	1.2

Total	19.2	13.6	19.7	(3.5)

Back to Contents

Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

5.      Exceptional operating costs

Exceptional operating costs comprise of the costs of reorganisation within the group.

6.      Exceptional items

Exceptional items comprise of profits on sales of businesses. Profits of £30.3 million arose on the sale of the Additives business to Lubrizol in January 2004 and £56.0 million on the sale of the Biocides business to Arch Chemicals Inc in April 2004.

7.      Investments

The investment represents a holding of shares in Arch Chemicals Inc., a company quoted on the New York Stock Exchange. The holding is currently valued at cost. The directors believe that the net realisable value of the holding is higher than this value.

Back to Contents

Avecia Group plc

Notes to the unaudited interim consolidated financial statements – (continued)

8.      Analysis of Debt

	Consolidated Financial Statements as at June 30, 2004	Consolidated Financial Statements as at June 30, 2003

	£ million	£ million

External loans due within less than 1 year	8.0	31.0
External loans due after more than 1 year	358.5	510.0

	366.5	541.0

Analysis of debt shown net of un-amortized issuance costs:

	Consolidated Financial Statements as at June 30, 2004

	£ million Gross	£ million Net

High Yield Bond	295.6	286.8
TORCF	75.0	71.7
Revolver Credit Facility	8.0	8.0

	378.6	366.5

	Consolidated Financial Statements as at June 30, 2004

	£ million Gross	£ million Net

In one year or less, or on demand	8.0	8.0
Between one and two years	75.0	71.7
Between two and three years	—	—
Between three and four years	—	—
Between four and five years	—	—
In five years or more	295.6	286.8

	378.6	366.5

Back to Contents

Avecia Group plc

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Introduction

Set forth below is a discussion of the financial condition and results of operations for the Group for the six month period ending June 30, 2004. This discussion should be read in conjunction with the unaudited Consolidated Financial Statements and Notes for the six month period ended June 30, 2004 included herein.

Financial Results

The following table sets forth turnover for each of 2004 and 2003.

	6 months to June 30, 2004	6 months to June 30, 2003	Actual % change	3 months to June 30, 2004	3 months to June 30, 2003	Actual % change

Continuing operations:	£ million	£ million		£ million	£ million
Biotechnology	24.7	11.3	119%	12.8	5.4	137%
Chemicals	39.7	61.4	(35%)	19.5	24.6	(21%)
Electronic Materials	26.7	29.2	(9%)	14.8	15.8	(6%)
NeoResins	93.9	90.3	4%	48.5	46.7	4%
Other	2.4	—	n/a	1.7	—	n/a

Turnover from continuing operations	187.4	192.2	(2%)	97.3	92.5	5%
Discontinued operations:	26.1	72.1	(64%)	1.5	36.7	(96%)

Total historical turnover	213.5	264.3	(19%)	98.8	129.2	(24%)

The following table sets forth operating (loss)/profit for each of 2004 and 2003:

	6 months to June 30, 2004	6 months to June 30, 2003	Change in Operating Profit	Change in Depreciation & Amortization	3 months to June 30, 2004	3 months to June 30, 2003	Change in Operating Profit	Change in Depreciation & Amortization

Continuing operations:	£million	£ million	£ million	£ million	£ million	£ million	£ million	£ million
Biotechnology	(3.9)	(12.4)	8.5	(0.2)	(0.4)	(5.8)	5.4	—
Chemicals	(5.1)	(27.3)	22.2	30.7	(3.2)	(31.2)	28.0	28.9
Electronic Materials	(0.1)	0.6	(0.7)	(0.1)	—	1.1	(1.1)	—
NeoResins	15.5	14.4	1.1	0.3	8.6	6.9	1.7	0.2
Other including unallocated cost	(15.7)	(30.6)	14.9	13.7	(7.1)	(23.0)	15.9	13.2
Restructuring costs	(18.0)	—	(18.0)	—	(18.0)	—	(18.0)	—

Operating (loss)/profit from continuing operations	(27.3)	(55.3)	28.0	44.4	(20.1)	(52.0)	31.9	42.3
Discontinued operations:	4.5	15.4	(10.9)	1.7	(0.7)	7.7	(8.4)	1.2

Total operating (loss)/profit	(22.8)	(39.9)	(17.1)	46.1	(20.8)	(44.3)	23.5	43.5

Back to Contents
Avecia Group plc

Management's Discussion and Analysis of Financial Conditions and Results of Operations – (continued)

Biotechnology turnover reflects a significant increase in manufacturing activity and supply of product to customers in both the DNA Medicines and Biologics businesses following a period of investment, new plant build and extensive process validation/training in cGMP manufacturing procedures during 2003. This increase in income was partly offset by higher operating costs due to increased resource, but helped the business to significantly reduce operating losses between the two periods.

Chemicals’ turnover decreased due primarily to the disposal of the Intermediates & Stabilisers business to Cytec in July 2003. In addition, in the first quarter of 2003 there was a significant one-off sale of pharmaceutical intermediate of over £13 million which did not recur in the rest of 2003 or in 2004. This reduction in sales reduced operating profits in the segment, despite reductions in costs following the restructuring activities undertaken in 2003. Operating profits improved in total due to the non-recurrence of an impairment charge of £27 million taken against pharmaceutical assets in the second quarter of 2003.

Electronic Materials’ turnover was reduced due to negative currency impacts of £1.8 million relating to the weak US dollar. On a constant currency basis sales were just £0.7 million behind the same period in 2003. Increased demand from customers serving the traditional desk top printer market for Avecia’s new innovative dyes and inks was offset by weaker demand for older generation products in the first half of 2004. Sales in the Electrophotography & Displays sector in the first half of 2004 were marginally ahead of the same period in 2003 reflecting increased material off-take from customers involved in new commercialisation programmes for electronic displays. This net reduction in income was partly offset by reduced fixed costs in the businesses and favourable settlement of a duty drawback claim in the United States.

NeoResins’ turnover increased due to new product introductions and increased demand for the businesses innovative products across both the coatings and graphic arts sectors, in all regions. This increase in turnover led to an improvement in margins, despite continuing pressure on raw material prices and a negative currency impact.

Specialty Products’ (discontinued) turnover decreased due to the disposal of the Metal Extraction business in July 2003, the disposal of the Additives business in January 2004, and the disposal of the Biocides Business in April 2004.

Other operating losses, including goodwill amortization, decreased between the two periods due to the reduction in goodwill amortization arising from the effect of business disposals and the removal of their related goodwill, and the non-recurrence of accelerated amortization of goodwill in 2003.

Avecia has taken a restructuring charge of £18 million to reflect planned reductions in headcount of around 250. This restructuring will be carried out over 2004 and 2005, and is planned to generate annualised cost reductions of over £10 million.

Back to Contents
Avecia Group plc

Management's Discussion and Analysis of Financial Conditions and Results of Operations – (continued)

Analysis of Other Items and Net Losses

	6 months to June 30, 2004	6 Months to June 30, 2003	Change

	£ million	£ million	£ million
Share of operating profit from JV	0.6	1.0	(0.4)
Profit on disposal of business	86.3	0.1	86.2
Net interest and finance costs	(19.5)	(20.4)	0.9
Taxation	(1.4)	(1.3)	(0.1)
Net profit/(loss)	43.2	(60.5)	103.7

Share of operating profits from our Joint Venture, Image Polymers was reduced due to decreased customer demand for toner.

The profit on disposal represents the profits realised through the sale of the Additives business to Lubrizol in January 2004 and the Biocides business to Arch Chemicals in April 2004.

The taxation charge in 2004 was broadly similar to the equivalent period in 2003.

Analysis of Net Interest and Finance Costs

	6 months to June 30, 2004	6 Months to June 30, 2003	Change

	£ million	£ million	£ million
Net interest payable on loans	(23.8)	(26.1)	2.3
Net exchange gains and losses	10.5	9.3	1.2
Amortization of finance fees	(5.2)	(2.4)	(2.8)
FRS 17: Other finance costs	(1.0)	(1.2)	0.2

	(19.5)	(20.4)	0.9

Net interest payable on loans decreased in 2004 due to the reduction in bank debt arising from term debt prepaid from the disposals in 2003 and 2004, plus the favourable impact of exchange rates on Bond interest payable in US Dollars. Finance fee amortization increased in 2004 with the write-off of the remaining unamortized fees associated with the original senior secured debt facility repaid in April 2004.

Back to Contents
Avecia Group plc

Management's Discussion and Analysis of Financial Conditions and Results of Operations – (continued)

Liquidity and capital resources

	6 months to June 30, 2004	6 Months to June 30, 2003

	£ million	£ million

Cash inflow from operating activities	—	31.8
Returns on investments and servicing of finance	(19.2)	(23.1)
Taxation	(0.1)	—
Capital expenditure	(7.6)	(24.7)
Acquisitions and disposals	170.6	18.6

Cash (outflow)/inflow before financing	143.7	2.6
Financing	(125.4)	(16.5)

(Decrease)/Increase in cash in the period	18.3	(13.9)

Operating profits before depreciation and amortization reduced by £29 million between the two periods, and combined with a significant increase in debtors caused by timing of sales and business disposals during the first half in 2004, this led to an increase in the cash outflow from operating activities of nearly £32 million.

Interest payable by the group reduced slightly due to reduced bank debt and the impact of a weaker dollar on high yield bond interest payments.

Cash capital expenditure in the six months to June 30, 2004 was lower than the equivalent period in 2003 following completion of the construction of the Advanced Biologics Facility at Billingham in late 2003.

In the six months to June 30, 2004 the Group received £170.8 million relating to the disposal of subsidiaries. This comprised the consideration for the disposal of the Additives business on January 31, 2004, and the Biocides business on April 2, 2004. The Group used the proceeds of these disposals to repay the remaining term debt outstanding under the banking facilities, leaving only outstanding the current drawn down amounts under the original Revolving Credit Facility. The Group secured amended bank financing to replace the existing revolving credit drawn down on May 14, 2004. The amended financing is for term debt of £100 million, repayable at December 31, 2005, together with a Revolving Credit Facility of £50 million, and was put in place on May 14, 2004. £75 million of this term debt was drawn down to repay the remaining amounts outstanding under the original revolving facility.

At June 30, 2004 the group had outstanding external borrowings of £378.6 million, gross of capitalised issue costs, comprising £295.6 million of 11% Senior Notes due 2009, and £75 million of Senior Secured Credit Facility repayable on December 31 2005. As at June 30, 2004 £8 million of the Senior Secured Revolving Credit facility had been utilized. Further draw down of the Term facility will be made to cover spending on Avecia’s restructuring program commenced in May 2004, for which an exceptional charge of £18 million has been taken against profit in the period.

Back to Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      August 10, 2004

Avecia Group plc

By: /s/:	Derrick Nicholson
Name:	Derrick Nicholson
Title:	Finance Director